

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2025

Michael Stein
General Counsel
Gambling.com Group Limited
22 Grenville Street
St. Helier, Jersey JE4 8PX Channel Islands

> **Re: Gambling.com Group Limited**
> **Registration Statement on Form F-3**
> **Filed August 14, 2025**
> **File No. 333-289617**

Dear Michael Stein:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Jessica Chen